AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

NEXTGEN ENERGIES, INC.

NextGen Energies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is NextGen Energies, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2016.

B. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is below.

C. That the following amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

D. That the Amended and Restated Certificate of Incorporation, attached hereto as Exhibit A, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, NextGen Energies, Inc., has caused this Amended and Restated Certificate of Incorporation to be signed by George M. Weiss, a duly authorized officer of the Corporation, as of June 12, 2017.

George Weiss

George M. Weiss, Executive Chairman

EXHIBIT A

ARTICLE I
NAME

The name of the Corporation is Engenavis, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 1675 South State Street, Suite B, Dover, Delaware 19901, County of Kent. The name of the Corporation's registered agent at that address is Capitol Services, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation will be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV
AUTHORIZED SHARES

The Corporation is authorized to issue one class of capital stock to be designated as Common Stock, par value $0.0001 per share ("Common Stock"). The total number of shares of Common Stock the Corporation shall have authority to issue is 25,000,000.

ARTICLE V
DIRECTORS

The name and the mailing address of the persons who are to serve as the directors of the Corporation until the first annual meeting of the stockholders or until their successors are elected and qualify are:

Name	Mailing Address
George M. Weiss	34522 North Scottsdale Road, Suite 120-471 Scottsdale, Arizona 85266
George Roundy	13835 North Tatum Boulevard #9-148 Phoenix, Arizona 85032
Arlene Pfeiff	12639 North 19th Street Phoenix, Arizona 85022
Bruce R. Berkson	190 Redstone Drive Sedona, Arizona 86336

ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred by DGCL, the Board of Directors will have the power, subject to the provisions of this Certificate, to make, alter, amend, change, add to, and repeal the bylaws of the Corporation (the "Bylaws") without any action on the part of the stockholders; provided, however, that the grant of such power to the Board of Directors will not divest the stockholders of, nor limit their power to, adopt, amend, repeal, or otherwise alter the Bylaws.

ARTICLE VII
SIZE, ELECTION, AND POWERS OF THE BOARD

The number of directors of the Corporation will be as fixed from time to time by, or in the manner provided in, the Bylaws. Election of directors of the Corporation need not be by written ballot unless the Bylaws so require. In addition to the powers and authority by this Certificate or by the DGCL expressly conferred upon them, the directors of the Corporation will be authorized to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation, subject, in each case, to the DGCL, this Certificate, and the Bylaws.

ARTICLE VIII
STOCKHOLDERS MEETINGS; BOOKS

Meetings of the stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. Subject to any applicable provision or provisions of the DGCL, the books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time in the Bylaws, or, if not designated therein, as provided by the Board of Directors.

ARTICLE IX
LIMITATION OF LIABILITY OF DIRECTORS

Unless provided otherwise in the Corporation's Bylaws, no director of the Corporation will be personally liable to the Corporation or any of its stockholders for monetary damages, except: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. Neither an amendment, repeal, or a modification of this Article IX, nor the adoption of any provision of this Certificate inconsistent with this Article IX, will eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit, or claim, but for this Article IX, that would accrue or arise, prior to such amendment, repeal, modification, or adoption of an inconsistent provision. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X
INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation will indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and as more fully described in the Bylaws. Such right to indemnification

will continue as to any person who has ceased to be a director or officer of the Corporation and inure to the benefit of his or her heirs, executors, and personal and legal representatives. The rights to indemnification and to the advancement of defense expenses conferred under this Article X and in the Bylaws will be in addition to any and all other rights that the indemnitees may hold or hereafter acquire from any source and in any manner whatsoever, including, without limitation, rights arising under the DGCL or any other applicable law, under this Certificate, the Bylaws, or any contract or agreement, or by virtue of any vote of the stockholders or of the disinterested directors of the Corporation. No repeal or modification of this Article X will adversely affect any rights to indemnification or to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any act or omission occurring prior to such repeal or modification.

ARTICLE XI
DURATION

The duration of the Corporation will be perpetual.

ARTICLE XII
PREEMPTIVE RIGHTS

Except as otherwise provided in the Corporation's Bylaws, approved by the Board of Directors, or subject to an agreement with the Corporation, the stockholders of the Corporation have no preemptive rights.